Exhibit 3.2

CERTIFICATE OF AMENDMENT

OF

FOURTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

ZOGENIX, INC.

Zogenix, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), DOES HEREBY CERTIFY:

1. The Corporation, which was originally known as SJ2 Therapeutics, Inc., originally filed its Certificate of Incorporation on May 11, 2006.

2. That the Board of Directors of said Corporation duly adopted resolutions setting forth a proposed amendment of the Fourth Amended and Restated Certificate of Incorporation of the Corporation (the “Certificate”), declaring said amendment to be advisable and directing its officers to submit said amendment to the stockholders of the Corporation for consideration thereof. The resolutions setting forth the proposed amendment are as follows:

THEREFORE, BE IT RESOLVED, that the Certificate is hereby amended by striking the second paragraph of Article IV thereof and by substituting in lieu of said paragraph the following:

“The number of shares of Common Stock which this Corporation is authorized to issue is One Hundred Eighty Three Million Nine Hundred Eighty Two Thousand Nine Hundred Forty Seven (183,982,947). The number of shares of Preferred Stock which this Corporation is authorized to issue is One Hundred Fifty Six Million Four Hundred Sixteen Thousand Three Hundred Seventeen (156,416,317), of which Sixty Nine Million (69,000,000) shares shall be designated Series A-1 Preferred Stock, Ten Million (10,000,000) shares shall be designated Series A-2 Preferred Stock and Seventy Seven Million Four Hundred Sixteen Thousand Three Hundred Seventeen (77,416,317) shares shall be designated Series B Preferred Stock.”

RESOLVED FURTHER, that the Certificate is hereby amended by striking the first two sentences of Section 5(d) of Article V thereof and by substituting in lieu of said sentences the following:

“The Board of Directors shall consist of ten (10) members. So long as at least 6,000,000 shares (as adjusted for Recapitalizations) of Preferred Stock remain outstanding, the holders of Preferred Stock, with the Series A-1 Preferred Stock, the Series A-2 Preferred Stock and the Series B Preferred Stock voting together as a single class, shall be entitled to elect six (6) members of the Corporation’s Board of Directors at each meeting or pursuant to each consent of the Corporation’s stockholders for the election of directors.”

3. That the aforesaid amendment has been consented to and authorized by the holders of a majority of the issued and outstanding stock entitled to vote in accordance with the provisions of Section 228 of the DGCL.

4. That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Section 242 of the DGCL.

IN WITNESS WHEREOF, Zogenix, Inc. has caused this Certificate of Amendment to be signed by Roger L. Hawley, its Chief Executive Officer, this 2nd day of December, 2009.

Zogenix, Inc.,
a Delaware corporation

By:	/s/ Roger L. Hawley
Name:	Roger L. Hawley
Title:	Chief Executive Officer

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